

June 25, 2013

Via Email
Jay Biskupski
Chief Financial Officer
Peregrine Semiconductor Corporation
9380 Carroll Park Drive
San Diego, California 92121

> **Re: Peregrine Semiconductor Corporation**
> **Form 10-K for the fiscal year ended December 29, 2012**
> **Filed February 19, 2013**
> **File No. 001-35623**

Dear Mr. Biskupski:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 29, 2012

Note 3 – Certain Financial Statement Information, page F-13

1.   We note that as of December 29, 2012 you had a $6.9 million accrued inventory repurchase obligation. Please tell us and revise future filings to disclose the significant terms and conditions of any inventory repurchase obligations, including how you account for these agreements. Additionally if these agreements are expected to impact your liquidity in a material way, please revise your Management's Discussion and Analysis accordingly.

<u>Note 6 – Income Taxes, page F-20</u>

2.   We note your disclosure on page F-23 that you intend to indefinitely reinvest undistributed earnings of foreign subsidiaries and as such, you have not recorded a deferred tax liability relating to these earnings. Please revise future filings to provide the applicable disclosures required by FASB ASC 740-30-50-2 or tell us why no additional disclosures are necessary.

3.   As a related matter we note in 2012, you incurred a tax expense associated with the repatriation of $900,000 of earnings from foreign subsidiaries. Please explain to us in greater detail the basis for your assertion that you intend to indefinitely reinvest the remaining undistributed earnings of foreign subsidiaries in light of your past history of repatriating certain undistributed earnings.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

                                Sincerely,

                                /s/ Lynn Dicker for

                                Kevin L. Vaughn
                                Accounting Branch Chief